RMS



S

17018253

SEC
Mail Processing
Section
AUG 29 2017
Washington DC
408

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-8-30116

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/16 (MM/DD/YY) AND ENDING 06/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Googins Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6417 University Ave.
(No. and Street)

Middleton	Wisconsin	53562
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Louise P. Googins 608-836-3229
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beggin Tipp Lamm, LLC
(Name – *if individual, state last, first, middle name*)

1415 East State Street; Suite 608	Rockford	Illinois	61104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

amb

OATH OR AFFIRMATION

I, Louise P. Googins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Googins Advisors, Inc., as of June 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

signed before me on 8/25/17 in Dane Co., WI

Louise P. Googins
Signature

President
Title

com. exp. 4/26/19
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Statement of Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING COMPANY

Board of Directors
Googins Advisors, Inc.
Madison, Wisconsin

We have audited the accompanying statement of financial condition of Googins Advisors, Inc. as of June 30, 2017, and the related statement of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Googins Advisors, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Googins Advisors, Inc. as of June 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information on pages 12 through 15 has been subjected to audit procedures performed in conjunction with the audit of Googins Advisors, Inc.'s financial statements. The supplemental information is the responsibility of Googins Advisors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information on pages 12 through 15 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Beggin Tipp Lamm LLC

Rockford, Illinois
August 25, 2017

524 West Stephenson Street
Suite 200
Freeport, Illinois 61032
Phone: 815-235-9610 • Fax: 815-235-9650
BegginTippLamm.com

Camelot Tower
1415 East State Street, Suite 608
Rockford, Illinois 61104
Phone: 815-964-9955 • Fax: 815-964-3601

Googins Advisors, Inc.
Statement of Financial Condition
June 30, 2017

ASSETS

		2017
CURRENT:		
Cash and cash equivalents	$	127,337
Commissions receivable		63,605
Refundable income taxes		-
Marketable securities		21,447
TOTAL CURRENT ASSETS		212,389
FIXED ASSETS, at cost:		
Leasehold improvements		268,565
Office Equipment		130,350
TOTAL FIXED ASSETS		398,915
Less accumulated depreciation		(208,116)
NET FIXED ASSETS		190,799
INTANGIBLE ASSETS, at cost:		
Customer lists		62,347
Less accumulated amortization		(39,527)
NET INTANGIBLE ASSETS		22,820
TOTAL ASSETS	$	426,008

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable	$	5,513
Income taxes payable		3,800
Accrued retirement contribution		-
Due to shareholder		-
TOTAL CURRENT LIABILITIES		9,313
NON-CURRENT LIABILITIES;		
Deferred income taxes		16,800
TOTAL LIABILITIES		26,113
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value shares, 50,000 shares authorized, 10,000 shares issued and outstanding		10,000
Less treasury stock (5,000 shares at par value)		(5,000)
Retained earnings		394,895
TOTAL STOCKHOLDER'S EQUITY		399,895
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	426,008

The accompanying notes are an integral part of the financial statements.

Googins Advisors, Inc.
Statement of Income
For the Year Ended June 30, 2017

		2017
REVENUE:		
Mutual funds and 12b-1 fees	$	550,909
Commissions		1,475,107
Investment income		19,003
Unrealized gain on investments		2,046
TOTAL REVENUE		2,047,065
EXPENSES:		
Directors fees		75,000
Salaries and benefits		1,558,972
Independent contractors		13,270
Payroll processing		2,099
Repairs		10,559
Rents		99,000
Payroll taxes		53,745
Advertising		58,835
Printing and publication		1,148
Insurance		8,040
Retirement plan fees		6,611
Accounting fees		16,843
Legal and professional		20,460
Fees and licenses		19,130
Telephone		22,029
Office supplies and postage		8,626
Computer expense		19,188
Contributions		2,200
Client gifts		10,045
Meeting expense		3,979
Travel and mileage		386
Meals and entertainment		758
Interest expense		540
Depreciation		12,012
Amortization		4,156
Miscellaneous		559
TOTAL EXPENSES		2,028,190
Income before income taxes		18,875
Income tax expense		3,700
NET INCOME	$	15,175

The accompanying notes are an integral part of the financial statements.

Googins Advisors, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2017

	Common Stock	Treasury Stock	Retained Earnings	Total
Balance, June 30, 2016	$ 10,000	$ (5,000)	$ 382,145	$ 387,145
Prior period adjustment	-	-	2,425	2,425
	10,000	(5,000)	379,720	384,720
Net income			15,175	15,175
Balance, June 30, 2017	$ 10,000	$ (5,000)	$ 394,895	$ 399,895

The accompanying notes are an integral part of the financial statements.

Googins Advisors, Inc.
Statement of Cash Flows
For the Year Ended June 30, 2017

	2017
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 15,175
Adjustments to reconcile net income to net cash used for operating activities:	
Depreciation	12,013
Amortization	4,156
Unrealized gain on investments	(2,046)
(Increase) decrease in:	
Accounts receivable	2,569
Refundable income tax	44,677
Increase (decrease) in:	
Accounts payable	(9,848)
Income tax payable	3,800
Deferred income taxes	(100)
Accrued retirement contribution	(438,345)
Net cash used for operating activities	(383,124)
CASH FLOWS FROM FINANCING ACTIVITIES;	
Decrease due to stockholder	(163,000)
Net cash used for financing activities	(163,000)
NET DECREASE IN CASH	(530,949)
CASH AND CASH EQUIVALENTS, beginning of year	658,286
CASH AND CASH EQUIVALENTS, end of year	$ 127,337
SUPPLEMENTAL DISCLOSURE;	
Interest expense	$ 540
Income taxes	$ 3,700

The accompanying notes are an integral part of the financial statements.

Googins Advisors, Inc.
Notes to Financial Statements

Note 1 – Summary of Significant Accounting Policies

Organization and Nature of Operations

Googins Advisors, Inc. (the Company) is a registered Broker/Dealer and a member of the National Association of Securities Dealers (NASD). The Firm is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company was incorporated in Wisconsin on July 1, 1983 and transacts business in investment advisory services; variable life products; mutual funds; acting as a non-exchange member arranging for transactions in listed securities by an exchange member; and 529 College Savings plans.

The Company is an introducing Company and does not perform any type of clearing function for itself or others. The Company does not hold customer funds or securities. The Company accepts customers' orders and enters orders. The Company's customers are natural and non-natural persons.

Financial Statement Presentation

The financial statements have been prepared in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimate and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains its operating cash in a bank checking account insured by the Federal Deposit Insurance Corporation. All highly liquid securities purchased with an original maturity of three months or less are considered to be cash equivalents.

Commissions Receivable

Management believes that, based on industry practice and collection history, the balance receivable from its clearing broker at June 30, 2017, is collectable in full, and accordingly, no allowance for doubtful accounts has been recorded.

Deferred Income Tax

Deferred income taxes result from the use of the accrual method for financial reporting purposes and the cash basis for tax purposes.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed primarily using straight line method over the estimated useful lives of the assets, which range from 5 to 39 years. Depreciation expense totaled $12,012 for the year ended June 30, 2017.

Googins Advisors, Inc.
Notes to Financial Statements (Continued)

Note 1 – Summary of Significant Accounting Policies (Continued)

Property and Equipment (Continued)

Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Intangible Assets

Intangible assets are stated at cost and are amortized using the straight-line method over 15 years. Amortization expense totaled $4,156 for the year ended June 30, 2017.

Securities Transactions

Marketable securities held by the Firm are valued at fair value.

Income Recognition

Income is derived from the commissions, brokerage fees and service fees charged. Income is recognized when earned in accordance with generally accepted accounting principles.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Note 2 – Fair Value Measurements

Financial Accounting Standards Board (FASB), Accounting Standards Codification (ASC) Topic 820, and Fair Value Measurements, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels for the fair value hierarchy under SFAS No. 157 are described below:

> Level 1
> Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.
>
> Level 2
> Inputs to the valuation methodology include quoted process for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
>
> Level 3
> Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. At June 30, 2017, the Company did not have any Level 2 or Level 3 inputs.

Note 2 – Fair Value Measurements (Continued)

Marketable equity securities held by the Company at June 30, 2017, consist of 300 shares of NASDAQ INC COM which is valued at the unadjusted quoted prices in active markets for identical assets (Level 1) at yearend.

June 30, 2017	Original Cost	Market Value
NASDAQ INC COM Common Stock	$ 3,300	$ 21,447

Note 3 - Income Taxes

The Company has adopted the provisions of FASB Interpretation No. (FIN) 48 "Accounting for Uncertainty in Income Taxes." FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold for a tax position taken or expected to be taken in a tax return that is required to be met before being recognized in the financial statements.

The Company files federal and Wisconsin tax returns. The Company is subject to routine audits by taxing jurisdictions; however there are currently no audits in progress for any tax periods. The Company believes it is no longer subject to income tax examinations for years prior to 2013.

The Company's income tax expense for the year ended June 30, 2017 consists of the following:

Increase in income tax payable	$ 3,800
Decrease in deferred tax	(100)
Income tax expense	$ 3,700

The Company follows the recognition requirements for uncertain income tax positions as required by generally accepted accounting principles. Income tax benefits are recognized for income tax positions taken or expected to be taken in a tax return, only when it is determined that the income tax position will more-likely-than-not be sustained upon examination by taxing authorities. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax filing positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions at June 30, 2017.

The Company's policy is to classify income tax related interest and penalties in interest expense and other expenses, respectively.

Note 4 – Cash Balance Pension Plan

The Company had a Cash Balance Plan which was established on May 1, 2015. The plan was terminated on February 14, 2017. As of June 30, 2017, there were no retirement contribution expenses for this plan.

Note 5 – Advertising Costs
The Company's management has elected to expense advertising costs as they are incurred. Advertising costs for the year ended June 30, 2017, was $58,835.

Note 6 – Concentration of Credit Risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 7 – Related Party Transactions Operating Lease Commitment
The Company's operating facility is leased from a stockholder of the Company under a verbal lease agreement. Rent expense totaled $99,000 for the year ended June 30, 2017.

Note 8 – Net Capital Requirements
The Company is subject to the Uniform Net Capital Rule (15c3-1) of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $5,000 at June 30, 2017, and the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. At June 30, 2017, the Company had net capital of $159,507, which was $154,507 in excess of its required net capital of $5,000 and its aggregate indebtedness was $26,113. The Company's ratio of aggregated indebtedness to net capital was 0.16 to 1 at June 30, 2017.

Note 9 – Contingencies
The Company's management has indicated that there are no commitments or guarantees against the assets of the Company. In addition, they have also indicated that there are no contingencies regarding litigation or arbitration.

Note 10 – Clearing Agreement
The Firm is an introducing broker, and clears all transactions for customers through a money market account with Saxony Securities who uses Pershing LLC. The Company promptly transmits all customer funds and securities to such bank account utilizing a lockbox system and, at June 30, 2017, had no amounts or securities due to the account from unsettled trades.

Note 11 – Prior Period Adjustment
The Company has restated retained earnings to reflect additional information that became available after the June 30, 2016 financial statements had been issued and to correct an error discovered in computing depreciation and amortization and fixed assets, the understatement of refundable income taxes and understatement of accrued retirement contribution. The restatement increased fixed assets by $2; decreased accumulated depreciation by $13,795, decreased accumulated amortization by $3,996; increased refundable income taxes $22,977 and increased accrued retirement contribution $38,345. The net effect of those adjustments increased retained earnings at June 30, 2016 by $2,425. The income tax effect was roughly $700.

Note 12 – Subsequent Events
The Firm's management has evaluated subsequent events through August 25, 2017, the date the financial statements were available to be issued, and has concluded that there are no significant subsequent events that would require adjustment to or disclosure in the financial statements.

Schedule I

Googins Advisors, Inc.
Computation of Net Capital Required by Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2017

COMPUTATION OF NET CAPITAL	2017
Total stockholder's equity qualified for net capital	$ 399,895
Less non-allowable assets:	
Accounts receivable	22,592
Refundable income taxes	-
Furniture, Fixtures & Leasehold Improvements, net	190,799
Intangible assets, net	22,820
NET CAPITAL BEFORE HAIRCUTS	163,684
Less haircuts on securities:	
Equities	3,217
Money markets	960
Total haircuts on securities	4,177
NET CAPITAL	$ 159,507
Net capital requirement	5,000
EXCESS NET CAPITAL	$ 154,507
NET CAPITAL LESS 120% OF MINIMUM STATUTORY REQUIREMENT	$ 153,507

COMPUTATION OF AGGREGATE INDEBTEDNESS	
Aggregate indebtedness	$ 26,113
Ratio: Aggregate indebtedness to net capital	0.16 to 1

Schedule II

Googins Advisors, Inc.
Reconciliation with Computation Included
in Part II of Form X-17A-5
June 30, 2017

Net capital as previously reported in the Financial and Operation Combined Uniform Single Report - Part IIA (Unaudited)	$ 122,194
Audit Adjustments:	
Prior period adjustment to restate accumulated depreciation	17,793
Prior period adjustment to restate accrued retirement contribution	(38,345)
Prior period adjustment to adjust refundable income taxes	22,977
Increase depreciation and amortization expense	(4,294)
Increase income tax expense	(3,700)
Decrease in non-allowable receivable	41,013
Other adjustments	1,869
Total adjustments	37,313
Net Capital as currently reported on Schedule I	$ 159,507

Schedule III

Googins Advisors, Inc.
Computation for Determination of Reserve Requirements
Required by Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2017

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii). The Company clears all transactions with and for customers on a fully disclosed basis with Saxony Securities, or other qualified investment company, and promptly transmits all customer funds and securities, to Saxony Securities, or other qualified investment company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Schedule IV

Googins Advisors, Inc.
Information Relating to the Possession or Control Requirements
Required by Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2017

The Company is exempt from the possession and control requirements of Rule 15c3-3 under paragraph (k)(2)(ii). The Company clears all transactions for customers on a fully disclosed basis with Saxony Securities, or other qualified investment company, and promptly transmits all customer funds and securities to Saxony Securities, and other qualified investment company, which carries all pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Report of Independent Registered Public Accounting Company

Board of Directors
of Googins Advisors, Inc.
Madison, Wisconsin

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Googins Advisors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Googins Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(ii) and (2) Googins Advisors, Inc. stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Googins Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Googins Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Beggin Tipp Lamm LLC

Rockford, Illinois
August 25, 2017

524 West Stephenson Street
Suite 200
Freeport, Illinois 61032
Phone: 815-235-9610 • Fax: 815-235-9650
BegginTippLamm.com

Camelot Tower
1415 East State Street, Suite 608
Rockford, Illinois 61104
Phone: 815-964-9955 • Fax: 815-964-3601

Googins Advisors, Inc.
6417 University Ave.
Middleton, Wisconsin 53562

Googins Advisors, Inc.'s Exemption Report
Required by Rule 17A-5 of the Securities and Exchange Commission

Googins Advisors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain broker dealers"). This exemption report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

2. The Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception.

Googins Advisors, Inc.

I, Louise P. Googins, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Louise P. Googins

Title: President/CEO

August 25, 2017

BEGGIN TIPP LAMM LLC CERTIFIED PUBLIC ACCOUNTANTS

STRATEGIC THINKING • PROFESSIONAL INTEGRITY

Independent Accountants' Agreed-Upon Procedures Report
on Schedule of Assessment and Payments (Form SIPC-7)

Board of Directors
Googins Advisors, Inc.
Madison, Wisconsin

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2016, which were agreed to by Googins Advisors, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Googins Advisors, Inc.'s compliance with the applicable instructions of Form SIPC-7. Googins Advisors, Inc.'s management is responsible for Googins Advisors, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement in the general ledger and to copies of disbursed checks, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2016, noting no differences;
3) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-6 and Form SIPC-7 to Form X-17A-5 and Googins Advisors, Inc.'s Statement of Operations, noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Beggin Tipp Lamm LLC

Rockford, Illinois
August 25, 2017

524 West Stephenson Street
Suite 200
Freeport, Illinois 61032
Phone: 815-235-9610 • Fax: 815-235-9650
BegginTippLamm.com

Camelot Tower
1415 East State Street, Suite 608
Rockford, Illinois 61104
Phone: 815-964-9955 • Fax: 815-964-3601

Googins Advisors, Inc.

Annual Audit Report
For the Year Ended
June 30, 2017

Googins Advisors, Inc.
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